AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED DECEMBER 31, 2004

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2004	March 31, 2004
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$9,410,012	$13,724,673
Marketable securities (note 4)	146,833	125,000
Amounts receivable and prepaids	376,430	121,888
Balances receivable from related parties (note 8)	–	81,839
	9,933,275	14,053,400

Equipment (note 5)	49,792	60,188
Mineral property interests (note 6)	236,929	73,929

	$10,219,996	$14,187,517

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,085,899	$182,759
Balances payable to related parties (note 8)	23,280	–
	1,109,179	182,759

Shareholders' equity
Share capital (note 7(b))	21,371,355	20,638,830
Contributed surplus (note 7(e))	858,273	413,168
Deficit	(13,118,811)	(7,047,240)
	9,110,817	14,004,758
Nature of operations (note 1)
Commitments (note 10)
Subsequent events (note 11)

	$10,219,996	$14,187,517

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003

Expenses
Conference and travel	$805	$29,182	$3,415	$29,319
Depreciation	3,465	4,594	10,396	13,572
Exploration (schedule)	3,492,903	44,354	5,224,846	63,729
Exploration - stock-based compensation (note 7(c))	48,351	–	217,341	–
Legal, audit, and accounting	17,073	9,353	57,973	28,274
Management and consulting	11,642	66,380	33,530	84,545
Office and administration	40,081	10,959	63,211	40,468
Salaries and benefits	77,176	45,293	207,254	104,609
Shareholder communication	31,375	1,112	78,281	7,692
Stock-based compensation (note 7(c))	38,762	–	286,382	–
Trust and filing	5,105	19,794	16,172	24,369
	3,766,738	231,021	6,198,801	396,577

Other items
Foreign exchange loss	(4,105)	(1,907)	(8,906)	(11,380)
Gain (loss) on sale of marketable securities	(25,369)	353,539	40,090	354,713
Write-down of marketable securities	(1,667)	–	(1,667)	–
Tax on flow-through shares	(98,200)	–	(98,200)	–
Interest and other income	64,691	5,059	195,913	13,362
	(64,650)	356,691	127,230	356,695

Income (loss) for the period	$(3,831,388)	$125,670	$(6,071,571)	$(39,882)

Basic and diluted net income (loss) per share	$(0.08)	$0.01	$(0.14)	$(0.00)

Weighted average number
of common shares outstanding	45,343,526	15,988,587	44,885,448	15,642,752

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Nine months ended December 31
	2004	2003
Deficit, beginning of period	$(7,047,240)	$(7,878,375)
Loss for the period	(6,071,571)	(39,882)
Deficit, end of period	$(13,118,811)	$(7,918,257)

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended December 31		Nine months ended December 31
Cash provided by (applied to):	2004	2003	2004	2003

Operating activities
Income (loss) for the period	$(3,831,388)	$125,670	$(6,071,571)	$(39,882)
Items not involving cash
Depreciation	3,465	4,594	10,396	13,572
Common shares issued for property fees	–	–	156,000	–
Stock-based compensation (note 7(c))	87,113	48,101	503,723	48,101
Gain (loss) on sale of marketable securities	25,369	(353,539)	(40,090)	(354,713)
Write-down of marketable securities	1,667	–	1,667	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(223,356)	(27,691)	(254,542)	162,086
Subscriptions receivable	–	(64,900)	–	(64,900)
Balances receivable from and payable to
related parties	(166,623)	(340,709)	105,119	(269,430)
Accounts payable and accrued liabilities	886,407	374,122	903,140	247,000
	(3,217,346)	(234,352)	(4,686,158)	(258,166)

Investing activities
Proceeds from sale of marketable securities	81,131	428,339	146,590	442,713
Acquisition of mineral property interests	–	–	(168,000)	–
Purchase of marketable securities	–	–	(125,000)	–
Reclamation deposit	–	–	–	70,000
	81,131	428,339	(146,410)	512,713

Financing activities
Issuance of share capital, net of costs	329,373	8,406,152	517,907	8,406,152
	329,373	8,406,152	517,907	8,406,152

Increase (decrease) in cash and equivalents	(2,806,842)	8,600,139	(4,314,661)	8,660,699
Cash and equivalents, beginning of period	12,216,854	70,409	13,724,673	9,849

Cash and equivalents, end of period	$9,410,012	$8,670,548	$9,410,012	$8,670,548

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Mexico	British	Manitoba	All
	Inde	Columbia	Fox River	Properties
	Property	Properties	Property	Total

Exploration expenses for the nine months ended December 31, 2004
Assays and analysis	$–	$366,447	$–	$366,447
Drilling	–	388,094	–	388,094
Engineering	–	36,750	–	36,750
Environmental	3,781	1,800	–	5,581
Equipment rental	–	76,728	–	76,728
Freight	–	31,707	–	31,707
Geological	–	2,138,015	–	2,138,015
Graphics	–	51,120	–	51,120
Helicopter	–	519,911	–	519,911
Property fees and assessments	1,608	40,607	–	42,215
Property option payments	–	48,900	–	48,900
Site activities	1,140	1,380,176	–	1,381,316
Travel and accommodation	–	138,062	–	138,062
Incurred during the period	6,529	5,218,317	–	5,224,846
Cumulative expenditures, March 31, 2004	2,347,416	435,384	1,811,188	4,593,988
Cumulative expenditures, December 31, 2004	$2,353,945	$5,653,701	$1,811,188	$9,818,834

Exploration expenses for the year ended March 31, 2004
Assays and analysis	$575	$115,087	$–	$115,662
Engineering	–	6,431	–	6,431
Equipment rental	1,119	1,446	–	2,565
Geological	3,964	287,284	–	291,248
Graphics	–	7,197	–	7,197
Helicopter	–	2,302	–	2,302
Property fees and assessments	(6,051)	500	–	(5,551)
Site activities	24,361	15,055	662	40,078
Travel and accommodation	238	82	–	320
Incurred during fiscal 2004	24,206	435,384	662	460,252
Cumulative expenditures, March 31, 2003	2,323,210	–	1,810,526	4,133,736
Cumulative expenditures, March 31, 2004	$2,347,416	$435,384	$1,811,188	$4,593,988

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in British Columbia, Canada, its current focus, and Durango State, Mexico.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

(c)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

(d)	Reclamation deposits

Reclamation deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company’s discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

(f)	Government grants

Due to the uncertainty of the approval of government grants for which the Company applies, government grants are recorded as and when the proceeds of these grants are received.

(g)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

(h)	Stock-based compensation

With effect from April 1, 2002, the Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Prior to April 1, 2003, no compensation cost was required to be recorded for all other non-cash stock-based employee compensation awards. Pursuant to new accounting standards issued by the Canadian Institute of Chartered Accountants, the Company commenced recording non-cash stock-based payments to employees using the fair value method on a prospective basis effective April 1, 2003. There has been no effect on any prior periods presented.

Consideration received by the Company upon the exercise of share purchase options, and the stock-based compensation previously credited to contributed surplus related to such options, is credited to share capital.

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are recognized in the statement of operations.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(m)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from related parties is not readily determinable due to the related party nature of these amounts.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

The Company is not exposed to significant credit risk or interest rate risk.

(n)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

	Number	Book value	Market value
December 31, 2004
Yukon Zinc Corporation (formerly Expatriate
Resources Ltd.) common shares	537,000	$143,500	$161,100
Chatworth Resources Inc. (formerly GMD
Resources Corp.) common shares (note 6(a))	16,667	3,333	3,333
Chatworth Resources Inc. warrants (note 6(a))	100,000	–	–
		$146,833	$164,433

March 31, 2004
Expatriate Resources Ltd. common shares	250,000	$125,000	$112,500
StrataGold Corporation common shares	206,093	–	84,498
		$125,000	$196,998

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
December 31, 2004
Automotive	$24,514	$16,601	$7,913
Site equipment	77,551	35,672	41,879
Total	$102,065	$52,273	$49,792

March 31, 2004
Automotive	$24,514	$14,058	$10,456
Site equipment	77,551	27,819	49,732
Total	$102,065	$41,877	$60,188

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

6.	MINERAL PROPERTY INTERESTS

	Balance at	Acquired	Balance at	Credited	Acquired	Balance at
Property	Mar 31	during the	Mar 31	during the	during the	Dec 31
Acquisition Costs	2003	year	2004	period	period	2004
British Columbia,
Canada
Buck	$–	$65,929	$65,929	$5,000	$–	$60,929
RAD	–	8,000	8,000	–	–	8,000
Bob and JMD	–	–	–	–	90,000	90,000
Witch	–	–	–	–	10,000	10,000
Sitka	–	–	–	–	68,000	68,000
Total	$–	$73,929	$73,929	$5,000	$168,000	$236,929

(a)	British Columbia, Canada

Buck Property

In January 2004, the Company entered into agreements to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $65,929 cost of staking the property, line cutting to establish a survey grid over it and by performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”) (then, GMD Resource Corp.) pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, (ii) 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (iii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000. The 100,000 common shares and 100,000 warrants of Chatworth were received in September 2004. The 100,000 pre-consolidation Chatworth shares with a value of $5,000 were credited against the acquisition cost of the property. Chatworth subsequently completed a 6-for-1 share consolidation.

RAD and Sitka Properties

In January 2004, the Company entered into agreements to acquire 100% interests in each of the RAD and Sitka mineral properties. The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by paying $20,000 in cash and issuing 80,000 shares of the Company to an arm's length party.

Bob and JMD Properties

In January 2004, the Company entered into agreements to acquire a 100% interest in the Bob and JMD mineral properties. The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 kilometers west of Quesnel, were acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were to have been held in reserve until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures.

In November 2004 the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold Corporation, and by incurring $250,000 in exploration work over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company.

At the end of the option period the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties, from whom the property was acquired, waived the right to the 50,000 shares held in reserve.

Subsequent to December 31, 2004, Endurance Gold staked an additional 2,047 hectares of mineral claims within the area of common interest surrounding the property which will form part of the property and be subject to the terms of the agreement with Endurance Gold.

GBR-Bonanza

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake. The Company has the option to acquire a 100% interest in the claims, subject to a net smelter royalty (“NSR”), from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 has been paid, and by issuing 450,000 shares, of which 30,000 have been issued. This option payment has been expensed and is presented in the consolidated schedules of exploration expenses under option payments. The Company staked an additional 5,825 hectares in 28 claims to add to the property within the area of common interest that is subject to the terms of the agreement.

In October 2004, the Company signed a Letter of Intent to enter into an option agreement with Candorado Operating Co. Ltd. (“Candorado”), which owns an option to acquire 100% of the Bonanza property from the underlying owners, subject to a 2% net smelter royalty that can be purchased for $2 million.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

The property is located approximately 25 kilometers southeast of the village of Iskut in northwest British Columbia. The Company may acquire 51% of Candorado’s position by expending $125,000 in exploration work. After the Company earns its 51% interest, the parties may form a joint venture to fund ongoing exploration of the property. To maintain the option the joint venture is required to pay $92,500 in cash and 450,000 shares to the underlying vendors of the property over the next two years. Any share payments will be indexed to the relative joint venture interests of the Company and of Candorado, and the share price of Candorado. The obligations of the parties are subject to the preparation and execution of definitive agreements.

Spius Property

In July 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company can acquire its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years, of which 10,000 shares have been issued. This option payment of issued shares has been expensed and shown in the consolidated schedules of exploration expenses under option payments. The property is also subject to a 2% NSR, which the Company, at its option, can purchase for $2 million.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 1,750 hectares in four claims.

During the quarter ended December 31, 2004, the Company staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tonnes containing 0.18% copper and 0.4 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims.

Subsequent to the quarter ended December 31, 2004, the Company has staked an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims).

Natlan Property

In October 2004, the Company signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property, located 25 kilometers northeast of Hazelton.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

The Letter of Intent proposes that the Company purchase 100% of the claims by making staged cash payments totaling $500,000 over five years of which $10,000 has been paid. This option payment has been expensed and is shown in the consolidated schedules of exploration expenses under option payments. The purchase is subject to a 2% NSR which can be purchased by the Company for $2 million, subject to the preparation and execution of definitive agreements.

Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property. Exploration work was completed during 2004.

In November 2004, the Company staked the Giff, Naud and Tin properties, comprising 5,196 hectares, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits in the Cariboo region of British Columbia, approximately 85 kilometers east of Williams Lake.

In December 2004, the Company entered into a Letter of Intent, whereby the Company obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops by issuing 200,000 common shares in stages and making cash payments totaling $135,000 over a period of 2 years. The agreement includes a 2% net smelter royalty payable from production on the property, which royalty is purchasable by the Company for $1 million.

In January 2005, a definitive legal agreement was signed by the parties. Thereafter, the Company made the first option payment of 25,000 shares and $15,000.

In December 2004, the Company signed a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad property. The Company can acquire its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. The Company may increase its interest to 75% by carrying the project to feasibility. An initial payment of $10,000 has been made. Execution of definitive agreements is in progress. In 2005, the Company is required to spend a minimum of $100,000 to maintain the option.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

Farm out agreement

On November 1, 2004 the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a related company by virtue of certain directors in common with the Company, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on the named properties by December 31, 2004, which Rockwell completed. The Company has the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The right of Call is on a property-by-property basis.

(b)	Durango State, Mexico
Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares located in Durango State, Mexico, and consists of five mineral concessions, of which three were owned outright by the Company and two were held under option.

In December 2003, and concurrent with an amendment to the underlying option agreement, the Company optioned the Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias could have earned up to a 70% interest in the Inde Property by exercising two options. Bugambilias was required to make all required option payments to the underlying property vendor.

During the quarter ended December 31, 2004, Bugambilias terminated its option. The Company then terminated its option agreement with the underlying vendor, and pursuant to that agreement also relinquished, to the underlying vendor, the three concessions which it owned. Consequently, the Company has no further interest in the Inde Property. Subsequent to December 31, 2004, the Company received the necessary legal and environmental releases from the vendor.

(c)	Manitoba, Canada
Fox River Property

By an agreement dated November 15, 2001, the Company acquired the right to participate in the Fox River Project by investing in, and becoming a general partner of, a limited partnership which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba, comprising four permits covering approximately 314,000 hectares. The expenditure requirements were to be $2.5 million per year.

During the year ended March 31, 2003, the Company sought an extension to earn an interest in the Fox River property, which was not agreed to by Falconbridge. In January 2003, the Company terminated its option to earn the joint venture interest from Falconbridge Limited on the Fox River Project.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

(d)	Other Properties
Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance at March 31, 2003		15,468,890	$8,635,675
Issued during fiscal 2004
Options exercised	$0.18	30,000	5,400
Options exercised	$0.31	215,000	66,650
Options exercised	$0.48	513,000	246,240
Warrants exercised	$0.40	2,412,500	965,000
Warrants exercised	$0.50	2,500,000	1,250,000
Warrants exercised	$0.73	32,167	23,482
Private placement, net of issue costs, October 2003 (i)	$0.30	13,000,000	3,849,889
Private placement, net of issue costs, December 2003 (ii)	$0.55	8,002,084	4,189,297
Private placement, net of issue costs, March 2004 (iii)	$0.75	2,000,000	1,407,197
Balance at March 31, 2004		44,173,641	$20,638,830
Issued during fiscal 2005
Options exercised	$0.18	67,000	12,060
Options exercised	$0.31	88,000	27,280
Options exercised	$0.60	495,000	297,000
Bob and JMD property option payment, June 2004	$0.60	150,000	90,000
GBR property option payment, June 2004	$0.60	30,000	18,000
Sitka property option payment, June 2004	$0.60	80,000	48,000
Spius Creek property option payment, July 2004	$0.59	10,000	5,900
Warrants exercised	$0.34	516,668	175,667
Contributed surplus transferred on options exercised			58,618
Balance at December 31, 2004		45,610,309	$21,371,355

(i)
On October 31, 2003 the Company announced a private placement of 13,000,000 units, of which 5,047,000 were flow-through units and 7,953,000 were non-flow-through units, at a price of $0.30 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.34 until December 31, 2005.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing trade price of the Company's common shares is at least $0.68 for ten consecutive trading days.

(ii)
In December 2003, the Company announced and completed a private placement of 8,002,084 units, of which 4,397,906 were flow-through units and 3,604,178 were non-flow-through, at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.60 until December 31, 2004. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing price of the Company's common shares is at least $1.10 for ten consecutive trading days.

(iii)
In March 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.85 until March 9, 2005. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing price of the Company’s common shares is at least $1.50 for ten consecutive trading days.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

The continuity of share purchase options for the period ended December 31, 2004 is:

	Exercise	March 31			Expired/	December 31
Expiry date	price	2004	Granted	Exercised	cancelled	2004
December 20, 2004	$0.18	67,000	–	(67,000)	–	–
March 21, 2005	$0.31	2,033,000	–	(88,000)	–	1,945,000
March 21, 2005	$0.36	25,500	–	–	–	25,500
March 21, 2005	$0.49	73,000	–	–	–	73,000
May 9, 2005	$0.17	7,000	–	–	–	7,000
March 21, 2006	$0.60	–	2,046,000	–	–	2,046,000
Total		2,205,500	2,046,000	(155,000)	–	4,096,500

Weighted average exercise price		$0.31	$0.60	$0.25	$ –	$0.46

The weighted-average contractual remaining life of share purchase options is 0.73 years.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Nine months
	ended	Year ended
	December 31	March 31
	2004	2004
Exploration
Engineering	$57,330	$32,130
Environmental, socioeconomic and land	(344)	8,682
Geological	160,355	146,123
	217,341	186,935
Office and administration	286,382	220,428
Total compensation cost recognized in operations,
credited to contributed surplus	$503,723	$407,363

The assumptions used to estimate the fair value of options granted during the period are as follows:

Risk free interest rate	3%
Weighted average expected life	1.4 years
Vesting period	3-8 months
Weighted average expected volatility	100%
Expected dividends	nil

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the period ending December 31, 2004 is:

	Exercise	March 31			Expired/	December 31
Expiry date	Price	2004	Issued	Exercised	Cancelled	2004
December 31, 2004	$0.60	8,002,084	–	(475,000)	(7,527,084)	–
March 9, 2005	$0.85	2,000,000	–	–	–	2,000,000
December 31, 2005	$0.34	13,000,000	–	(516,668)	–	12,483,332

Total		23,002,084	–	(991,668)	(7,527,084)	14,483,332

Weighted average exercise price		$0.47	$ –	$0.46	$0.60	$0.41

The contractual remaining life of share purchase warrants is 0.89 years.

(e)	Contributed surplus

Balance at March 31, 2002	$–
Changes during fiscal 2003:
Non-cash stock-based compensation	5,805
Contributed surplus at March 31, 2003	5,805
Changes during fiscal 2004
Non-cash stock-based compensation (note 8(c))	407,363
Contributed surplus at March 31, 2004	413,168
Changes during fiscal 2005
Non-cash stock-based compensation (note 8(c))	503,723
Contributed surplus transferred to share capital on options exercised (note 8(a))	(58,618)
Contributed surplus at December 31, 2004	$858,273

The components of contributed surplus at December 31, 2004 are:

Cumulative stock-based compensation	916,891
Contributed surplus transferred to share capital upon options exercised	(58,618)
Contributed surplus at December 31, 2004	$858,273

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	December 31, 2004	March 31, 2004
Hunter Dickinson Inc. (a)	$(19,856)	$85,263
Hunter Dickinson Group Inc. (b)	(3,424)	(3,424)
Total	$(23,280)	$81,839

	Nine months ended	Year ended
Transactions	December 31, 2004	March 31, 2004
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$1,221,585	$502,474
Hunter Dickinson Group Inc. (b)	9,600	12,800
Property acquisitions:
United Mineral Services Ltd. (c)	–	73,929

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common with the Company that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative services.

	(b)	Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company.

(c)
United Mineral Services Ltd. (“UMS”) is a private company owned by a director of the Company. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS and acquired the Buck claims by paying $65,929, being the cost of staking the property and line cutting (note 6(a)).

9.	INCOME TAXES

As of March 31, 2004, the Company had approximately $1.6 million (2003 - $2.0 million) and $1.55 million (2003 - $2.0 million) in non-capital losses and capital losses respectively for Canadian tax purposes available to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2010 to 2011. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)

10.	COMMITMENTS

Pursuant to a flow-through private placement on December 2003, the Company was committed to incur prior to December 31, 2004, on a best efforts basis, approximately $3.8 million in qualifying Canadian exploration expenses. As at December 31, 2004, the Company had incurred the necessary expenditure and consequently had fulfilled its flow-through obligation.

11.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company:

	(a)	issued 15,000 common shares pursuant to the exercise of share purchase options (note 8(c)),

	(b)	issued 133,333 common shares pursuant to the exercise of warrants (note 8(d)), and

	(c)	issued 25,000 common shares pursuant to the exercise of mineral property options (note 6(b)).